Dreyfus Municipal Income, Inc.

ANNUAL REPORT September 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Dreyfus Municipal Income, Inc.

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Municipal Income, Inc. covers the 12-month period from October 1, 2003, through September 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Darcy.

The U.S. economy has alternated between signs of strength and weakness, causing heightened volatility in the municipal bond market. Although the Federal Reserve Board (the "Fed") raised short-term interest rates three times toward the end of the reporting period, bond prices generally have held up better than many analysts expected, as investors apparently have revised their economic expectations in response to the insurgency in Iraq, higher energy prices and some disappointing labor statistics.

The Fed's move to a less accommodative monetary policy may be signaling the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Darcy, Senior Portfolio Manager

How did Dreyfus Municipal Income, Inc. perform relative to its benchmark?

For the 12-month period ended September 30, 2004, the fund achieved a total return of 7.85%.[1] During the same period, the fund provided income dividends of $0.7200 per share, which is equal to a distribution rate of 7.02%.[2]

Although returns from municipal bonds generally were modestly positive for the reporting period overall, the market was characterized by heightened market volatility, especially during the second half of the reporting period, as investors' expectations of economic growth and inflation changed and the fiscal condition of many states and municipalities improved.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital from a portfolio that, under normal market conditions, invests at least 80% of the value of its net assets in municipal obligations. Under normal market conditions, the fund invests in municipal obligations which, at the time of purchase, are rated investment-grade or the unrated equivalent as determined by Dreyfus in the case of bonds, and rated in the two highest rating categories or the unrated equivalent as determined by Dreyfus in the case of short-term obligations having, or deemed to have, maturities of less than one year.

We have constructed a portfolio by looking for income opportunities through analysis of each bond's structure, including paying close attention to a bond's yield, maturity and early redemption features.

Over time, many of the fund's relatively higher-yielding bonds mature or are redeemed by their issuers, and we generally attempt to replace those bonds with investments consistent with the fund's investment policies, albeit with yields that reflect the then-current interest-rate environment. When we believe that an opportunity presents itself, we seek to upgrade the portfolio's investments with bonds that, in our opinion, have better structural or income characteristics than existing holdings. When such opportunities arise, we usually will look to sell bonds that are close to redemption or maturity.

What other factors influenced the fund's performance?

In the months before the start of the reporting period, the U.S. bond markets had suffered one of the worst six-week declines in their history when evidence of stronger economic growth emerged, sparking investors' long-dormant inflation concerns. By October 2003, however, the fixed-income markets had begun to recover as it became increasingly apparent that inflation remained low, and municipal bonds generally gained value through the first quarter of 2004.

In April 2004, however, reports of unexpected strength in the U.S. labor market and higher energy prices rekindled investors' inflation concerns. As investors in April and May revised forward their expectations of the timing of higher interest rates, municipal bond prices declined sharply. The Federal Reserve Board fulfilled investors' revised expectations in late June, when it implemented its first increase in short-term interest rates in more than four years. Additional rate hikes followed in August and September, and the reporting period ended with an overnight federal funds rate of 1.75%. However, the U.S. economy appeared to hit a "soft patch" during the summer, and inflationary pressures seemed to be moderating. As a result, municipal bond prices generally rallied, offsetting much of their earlier declines.

As the economy improved, so did the fiscal condition of many tax-exempt bond issuers, including municipal and state governments. Higher-than-expected tax revenues reduced many issuers' need for short-term financing, and the supply of newly issued tax-exempt bonds dropped compared to the same period one year earlier, helping to support their prices.

In this environment, trading activity in the fund was limited. As any of the fund's holdings matured or were redeemed early by their issuers, we aggressively sought to reinvest the proceeds in bonds that, in our view, presented good investment opportunities that were consistent with the fund's investment objectives. While always vigilant in the surveillance of the fund's relatively seasoned bonds, most of which offered higher yields than were available from newly issued securities during the reporting period, portfolio decisions on these holdings were based on the structural and credit characteristics of individual issuers. In addition, because yield differences among bonds with different credit ratings narrowed during the reporting period, it made little sense to us to shift assets toward lower-rated securities. Indeed, the fund's core holdings continued to generate what we believe were attractive levels of tax-exempt income, which helped the fund withstand heightened market volatility over the reporting period.

What is the fund's current strategy?

While we have continued to maintain the fund's core holdings of seasoned bonds, we have continually monitored the tax-exempt bond market for opportunities to boost the fund's income or upgrade its credit quality. For example, during the reporting period we invested in California's unsecured general obligation bonds when their prices fell to levels we considered attractive. For the most part, however, we have found few such opportunities in today's investment environment, which has been characterized by low, but rising, interest rates.

October 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Market price per share, net asset value per share and investment return fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period.*

SELECTED INFORMATION

September 30, 2004 (Unaudited)

Market Price per share September 30, 2004	$10.25
Shares Outstanding September 30, 2004	20,549,150
American Stock Exchange Ticker Symbol	DMF

MARKET PRICE (AMERICAN STOCK EXCHANGE)

	Fiscal Year Ended September 30, 2004			
	Quarter Ended December 31, 2003	Quarter Ended March 31, 2004	Quarter Ended June 30, 2004	Quarter Ended September 30, 2004
High	$10.00	$10.74	$10.55	$10.38
Low	9.37	9.84	8.52	9.25
Close	9.89	10.69	9.20	10.25

PERCENTAGE GAIN (LOSS) based on change in Market Price*

October 24, 1988 (commencement of operations) through September 30, 2004	208.39%
October 1, 1994 through September 30, 2004	124.62
October 1, 1999 through September 30, 2004	88.89
October 1, 2003 through September 30, 2004	14.08
January 1, 2004 through September 30, 2004	9.67
April 1, 2004 through September 30, 2004	(0.36)
July 1, 2004 through September 30, 2004	13.56

NET ASSET VALUE PER SHARE

October 24, 1988 (commencement of operations)	$9.26
September 30, 2003	9.51
December 31, 2003	9.62
March 31, 2004	9.71
June 30, 2004	9.20
September 30, 2004	9.51

PERCENTAGE GAIN (LOSS) based on change in Net Asset Value*

October 24, 1988 (commencement of operations) through September 30, 2004	208.98%
October 1, 1994 through September 30, 2004	96.56
October 1, 1999 through September 30, 2004	50.14
October 1, 2003 through September 30, 2004	7.85
January 1, 2004 through September 30, 2004	4.61
April 1, 2004 through September 30, 2004	1.78
July 1, 2004 through September 30, 2004	5.36

* *With dividends reinvested.*

6

STATEMENT OF INVESTMENTS

September 30, 2004

Long-Term Municipal Investments—144.9%	Principal Amount ($)	Value ($)
Alabama—8.3%		
Courtland Industrial Development Board, SWDR (Champion International Corp. Project) 6.50%, 9/1/2025	2,500,000	2,627,700
Jefferson County, Sewer Revenue, Capital Improvement 5.75%, 2/1/2038 (Insured; FGIC) (Prerefunded 2/1/2009)	7,500,000 [a]	8,526,600
The Board of Trustees of the University of Alabama, HR (University of Alabama at Birmingham) 5.875%, 9/1/2031 (Insured; MBIA)	4,620,000	5,138,918
Alaska—3.6%		
Alaska Housing Finance Corp., General Mortgage Revenue 6.05%, 6/1/2039 (Insured; MBIA)	6,845,000	7,129,204
California—13.2%		
ABAG Financial Authority For Nonprofit Corporations:		
Insured Revenue, COP (Odd Fellows Home of California) 6%, 8/15/2024	5,000,000	5,386,200
MFHR (Civic Center Drive Apartments) 5.875%, 9/1/2032 (Insured; FSA)	3,750,000	3,895,500
California Department of Veteran Affairs, Home Purchase Revenue 5.20%, 12/1/2028	5,000,000	5,015,850
California Health Facilities Financing Authority, Revenue (Sutter Health) 6.25%, 8/15/2035	2,500,000	2,787,675
California Statewide Communities Development Authority, COP (Catholic Healthcare West) 6.50%, 7/1/2020	5,000,000	5,528,150
Golden State Tobacco Securitization Corp., Revenue (Tobacco Settlement Asset-Backed Bonds) 7.80%, 6/1/2042	3,000,000	3,196,680
Colorado—4.3%		
City and County of Denver, Airport Revenue (Special Facilities-United Airlines Inc. Project) 6.875%, 10/1/2032	2,480,000 [b]	1,835,200
Colorado Springs, HR:		
6.375%, 12/15/2030 (Prerefunded 12/15/2010)	2,835,000 [a]	3,365,514
6.375%, 12/15/2030	2,890,000	3,104,062

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
District of Columbia—1.2%		
District of Columbia, Revenue (Catholic University America Project) 5.625%, 10/1/2029 (Insured; AMBAC)	2,080,000	2,263,248
Florida—2.0%		
Orange County Health Facilities Authority, Revenue (Orlando Regional Healthcare System) 6%, 10/1/2026	1,500,000	1,573,185
Pinellas County Housing Finance Authority, SFMR (Multi-County Program) 6.70%, 2/1/2028	1,275,000	1,304,529
South Lake County Hospital District, Revenue (South Lake Hospital Inc.) 5.80%, 10/1/2034	1,095,000	1,123,350
Illinois—10.6%		
Chicago 6.125%, 1/1/2028 (Insured; FGIC)	4,000,000	4,593,360
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program) 8.75%, 3/1/2010	80,000	80,705
Illinois Health Facilities Authority, Revenue:		
(Advocate Health Care Network) 6.125%, 11/15/2022	5,800,000	6,426,864
(OSF Healthcare System) 6.25%, 11/15/2029	7,000,000	7,372,190
(Swedish American Hospital) 6.875%, 11/15/2030	2,000,000	2,203,100
Indiana—1.5%		
Franklin Township School Building Corp. (Marion County) First Mortgage 6.125%, 1/15/2022 (Prerefunded 7/15/2010)	2,500,000 [a]	2,960,350
Maryland—5.2%		
Maryland Economic Development Corp., Student Housing Revenue (University of Maryland, College Park Project) 5.625%, 6/1/2035	2,000,000	2,057,000
Maryland Health and Higher Educational Facilities Authority, Revenue (The John Hopkins University Issue) 6%, 7/1/2039 (Prerefunded 7/1/2009)	7,000,000 [a]	8,100,470

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts—7.0%		
Massachusetts Bay Transportation Authority, Assessment 5%, 7/1/2034	5,000,000	5,115,900
Massachusetts Health and Educational Facilities Authority, Revenue, Healthcare System (Covenant Health) 6%, 7/1/2031	2,500,000	2,624,950
Massachusetts Industrial Finance Agency, Revenue (Water Treatment-American Hingham) 6.95%, 12/1/2035	5,640,000	5,925,835
Michigan—7.6%		
Hancock Hospital Finance Authority, Mortgage Revenue (Portgage Health) 5.45%, 8/1/2047 (Insured; MBIA)	2,200,000	2,251,568
Michigan Hospital Finance Authority, HR (Genesys Health System Obligated Group) 8.125%, 10/1/2021 (Prerefunded 10/1/2005)	7,670,000 [a]	8,309,678
Michigan Strategic Fund, SWDR (Genesee Power Station Project) 7.50%, 1/1/2021	4,900,000	4,316,165
Minnesota—1.4%		
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Services) 6.375%, 11/15/2029	2,500,000	2,706,675
Mississippi—3.1%		
Mississippi Business Finance Corp., PCR (System Energy Resource Inc. Project) 5.875%, 4/1/2022	6,000,000	6,019,020
Missouri—3.7%		
Health and Educational Facilities Authority of the State of Missouri, Health Facilities Revenue:		
(BJC Health System) 5.25%, 5/15/2032	2,500,000	2,583,175
(Saint Anthony's Medical Center) 6.25%, 12/1/2030	2,500,000	2,646,775
The Industrial Development Authority of the City of Saint Louis, Senior Lien Revenue (Saint Louis Convention Center Headquarters Hotel Project) 7.25%, 12/15/2035	2,225,000	1,686,995

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Missouri (continued)		
Missouri Housing Development Commission, Mortgage Revenue (Single Family Homeownersip Loan) 6.30%, 9/1/2025	375,000	394,358
Nevada—5.1%		
Clark County, IDR (Southwest Gas Corp.):		
6.50%, 12/1/2033	5,300,000	5,347,965
6.10%, 12/1/2038 (Insured; AMBAC)	4,000,000	4,525,440
New Mexico—1.7%		
Farmington, PCR (Public Service Co. San Juan) 6.30%, 12/1/2016	3,000,000	3,271,320
New York—5.6%		
Long Island Power Authority, Electric System Revenue 5%, 9/1/2027	1,500,000	1,526,070
New York City Municipal Water Finance Authority, Water and Sewer System Revenue 5.125%, 6/15/2034 (Insured; FGIC)	2,500,000	2,572,425
New York City Transitional Finance Authority, Revenue (Future Tax Secured) 5.25%, 8/1/2019	6,200,000	6,783,854
North Carolina—5.2%		
North Carolina Capital Facilities Finance Agency, Revenue (Duke University Project) 5.25%, 7/1/2042	5,000,000	5,146,400
North Carolina Eastern Municipal Power Agency, Power System Revenue 5.125%, 1/1/2026	3,000,000	3,011,790
North Carolina Housing Finance Agency (Home Ownership) 6.25%, 1/1/2029	1,920,000	2,005,805
Ohio—4.9%		
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project) 6.125%, 2/15/2024	5,000,000	5,231,050
Ohio Housing Finance Agency, Residential Mortgage Revenue 5.75%, 9/1/2030	610,000	624,945
Rickenbacker Port Authority, Capital Funding Revenue (OASBO Expanded Asset Pooled) 5.375%, 1/1/2032	3,590,000	3,753,201
Oklahoma—1.4%		
Oklahoma Development Finance Authority Revenue (Saint John Health System) 6%, 2/15/2029	2,500,000	2,762,350

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania—5.9%		
Pennsylvania Economic Development Financing Authority, RRR (Northampton Generating Project) 6.60%, 1/1/2019	3,500,000	3,532,130
Sayre Health Care Facilities Authority, Revenue (Guthrie Health) 5.875%, 12/1/2031	7,750,000	8,028,768
South Carolina—6.4%		
Medical University, Hospital Facilities Revenue 6%, 7/1/2019 (Prerefunded 7/1/2009)	2,500,000 [a]	2,880,900
Piedmont Municipal Power Agency, Electric Revenue 5.25%, 1/1/2021	3,500,000	3,525,655
Tobacco Settlement Revenue Management Authority, Tobacco Settlement Asset–Backed Bonds:		
6.375%, 5/15/2028	2,900,000	2,696,449
6.375%, 5/15/2030	3,750,000	3,470,138
Texas—10.6%		
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement 5%, 11/1/2035 (Insured; FSA)	2,500,000	2,501,900
Gregg County Health Facilities Development Corp., HR (Good Shepherd Medical Center Project) 6.375%, 10/1/2025 (Insured; AGIC)	2,500,000	2,857,950
Harris County Health Facilities Development Corp., HR (Memorial Hermann Healthcare) 6.375%, 6/1/2029	3,565,000	3,905,778
Port of Corpus Christi Authority, Nueces County, General Revenue (Union Pacific) 5.65%, 12/1/2022	4,000,000	4,050,040
Texas, Veterans Housing Assistance Program 6.10%, 6/1/2031	7,000,000	7,452,200
Utah—1.7%		
Carbon County, SWDR (Sunnyside Cogeneration) 7.10%, 8/15/2023	2,868,000	2,797,074
Utah Housing Finance Agency, Single Family Mortgage 6%, 1/1/2031	510,000	511,907
Vermont—1.5%		
Vermont Educational and Health Buildings Financing Agency, Revenue (Saint Michael's College Project) 6%, 10/1/2028	1,500,000	1,670,925

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Vermont (continued)		
Vermont Housing Finance Agency, Single Family Housing 6.40%, 11/1/2030 (Insured; FSA)	1,310,000	1,314,913
Washington—3.8%		
Public Utility District Number 1 of Pend Orielle County, Electric Revenue 6.375%, 1/1/2015	2,000,000	2,084,960
Washington Higher Education Facilities Authority, Revenue (Whitman College Project) 5.875%, 10/1/2029	5,000,000	5,327,950
West Virginia—6.6%		
Braxton County, SWDR (Weyerhaeuser Co. Project):		
6.50%, 4/1/2025	5,000,000	5,134,850
5.80%, 6/1/2027	7,450,000	7,669,104
Wisconsin—3.6%		
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds 7%, 6/1/2028	2,500,000	2,507,725
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.) 5.60%, 2/15/2029	4,575,000	4,584,104
Wyoming—1.0%		
Sweetwater County, SWDR (FMC Corp. Project) 7%, 6/1/2024	2,000,000	2,033,000
U.S. Related—7.2%		
Puerto Rico Highway and Transportation Authority, Transportation Revenue:		
8.158%, 7/1/2038 (Insured; MBIA)	4,000,000 [c,d]	4,149,440
8.158%, 7/1/2038 (Insured; MBIA)	5,000,000 [c,d]	5,186,800
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue, Residual Certificates 8.005%, 7/1/2015	4,000,000 [c,d]	4,643,600
Total Long-Term Municipal Investments (cost $267,453,233)		**283,257,573**

Short-Term Municipal Investments–3.8%	Principal Amount ($)	Value ($)
Alaska–1.0%		
Valdez, Marine Terminal Revenue, VRDN (Exxon Pipeline Co. Project) 1.65%	1,965,000 e	1,965,000
Louisiana–.3%		
East Baton Rouge Parish, PCR, VRDN (Exxon Project) 1.67%	500,000 e	500,000
New York–.7%		
New York City, VRDN 1.70% (Insured; MBIA)	1,400,000 e	1,400,000
Texas–1.8%		
Bell County Health Facilities Development Corp., HR, VRDN (Scott and White) 1.72% (Insured; MBIA)	1,100,000 e	1,100,000
Harris County Health Facilities Development Corp., Revenue, VRDN (Methodist Hospital) 1.72%	1,900,000 e	1,900,000
Lower Neches Valley Authority, Industrial Development Corp., Exempt Facilities Revenue, VRDN (Exxon Mobil Project) 1.65%	500,000 e	500,000
Total Short-Term Municipal Investments (cost $7,365,000)		**7,365,000**
Total Investments (cost $274,818,233)	**148.7%**	**290,622,573**
Cash And Receivables (Net)	**2.4%**	**4,772,403**
Preferred Stock, at redemption value	**(51.1%)**	**(100,000,000)**
Net Assets applicable to Common Shareholders	**100.0%**	**195,394,976**

Summary of Abbreviations

AGIC	Asset Guaranty Insurance Company	**IDR**	Industrial Development Revenue
AMBAC	American Municipal Bond Assurance Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
COP	Certificate of Participation	**MFHR**	Multi-Family Housing Revenue
FGIC	Financial Guaranty Insurance Company	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**RRR**	Resources Recovery Revenue
HR	Hospital Revenue	**SFMR**	Single Family Mortgage Revenue
		SWDR	Solid Waste Disposal Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	26.2
AA		Aa		AA	20.7
A		A		A	21.6
BBB		Baa		BBB	24.9
BB		Ba		BB	.7
B		B		B	.6
F1		MIG1/P1		SP1/A1	2.2
Not Rated [f]		Not Rated [f]		Not Rated [f]	3.1
					100.0

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Non-income producing security; interest payments in default.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At September 30, 2004, these securities amounted to $13,979,840 or 7.2% of net assets applicable to common shareholders.*

[d] *Inverse floater security—the interest rate is subject to change periodically.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

[g] *At September 30, 2004, the fund had $87,273,055 or 44.7% of net assets applicable to common shareholders invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	274,818,233	290,622,573
Cash		35,434
Interest receivable		5,034,937
Prepaid expenses		56,166
		295,749,110
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		179,099
Dividends payable to Preferred Shareholders		69,948
Commissions payable		12,697
Accrued expenses		92,390
		354,134
Auction Preferred Stock, Series A and B, par value $.001 per share (4,000 shares issued and outstanding at $25,000 per share liquidation preference)—Note 1		**100,000,000**
Net Assets applicable to Common Shareholders ($)		**195,394,976**
Composition of Net Assets ($):		
Common Stock, par value, $.001 per share (20,549,150 shares issued and outstanding)		20,549
Paid-in capital		185,260,193
Accumulated undistributed investment income—net		922,814
Accumulated net realized gain (loss) on investments		(6,612,920)
Accumulated net unrealized appreciation (depreciation) on investments		15,804,340
Net Assets applicable to Common Shareholders		**195,394,976**
Shares Outstanding		
(110 million shares authorized)		20,549,150
Net Asset Value, per share of Common Stock ($)		**9.51**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2004

Investment Income ($):	
Interest Income	**16,693,256**
Expenses:	
Management fee–Note 3(a)	2,058,421
Commission fees–Note 1	266,660
Shareholders' reports	55,595
Shareholder servicing costs–Note 3(b)	48,621
Professional fees	41,572
Custodian fees–Note 3(b)	20,187
Registration fees	15,938
Directors' fees and expenses–Note 3(c)	13,400
Miscellaneous	27,920
Total Expenses	**2,548,314**
Investment Income–Net	**14,144,942**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	323,905
Net unrealized appreciation (depreciation) on investments	1,509,686
Net Realized and Unrealized Gain (Loss) on Investments	**1,833,591**
Dividends on Preferred Stock	**(1,294,632)**
Net Increase in Net Assets Resulting from Operations	**14,683,901**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2004	2003
Operations ($):		
Investment income—net	14,144,942	14,764,663
Net realized gain (loss) on investments	323,905	(3,307,865)
Net unrealized appreciation (depreciation) on investments	1,509,686	(1,668,884)
Dividends on Preferred Stock	(1,294,632)	(1,391,588)
Net Increase (Decrease) in Net Assets Resulting from Operations	**14,683,901**	**8,396,326**
Dividends to Common Shareholders from ($):		
Investment income—net	**(14,752,514)**	**(13,870,604)**
Capital Stock Transactions ($):		
Dividends reinvested	**1,073,251**	**503,937**
Total Increase (Decrease) in Net Assets	**1,004,638**	**(4,970,341)**
Net Assets ($):		
Beginning of Period	194,390,338	199,360,679
End of Period	**195,394,976**	**194,390,338**
Undistributed investment income—net	922,814	2,835,379
Capital Share Transactions (Shares):		
Increase in Shares Outstanding as a Result of Dividends Reinvested	**112,853**	**53,370**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements, and with respect to common stock, market price data for the fund's common shares.

	Year Ended September 30,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	9.51	9.78	9.66	8.82	8.90
Investment Operations:					
Investment income−net	.69[b]	.72[b]	.76[b]	.74	.74
Net realized and unrealized gain (loss) on investments	.09	(.24)	.00[c]	.79	(.08)
Dividends on Preferred Stock from investment income−net	(.06)	(.07)	(.08)	(.16)	(.20)
Total from Investment Operations	.72	.41	.68	1.37	.46
Distributions to Common Shareholders:					
Dividends from investment income−net	(.72)	(.68)	(.56)	(.53)	(.53)
Capital Stock transactions, net of effect of Preferred Stock offering	–	–	–	.00[c]	(.01)
Net asset value, end of period	9.51	9.51	9.78	9.66	8.82
Market value, end of period	10.25	9.69	9.60	8.71	7 7/8
Total Return (%)[d]	14.08	8.48	17.28	17.55	10.71

	Year Ended September 30,				
	2004	2003	2002[a]	2001	2000
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets applicable to Common Stock	1.31[e,f]	1.33[e,f]	1.33[e,f]	1.39[e,f]	1.48[e,f]
Ratio of net investment income to average net assets applicable to Common Stock	7.29[e,f]	7.60[e,f]	7.93[e,f]	7.97[e,f]	8.64[e,f]
Portfolio Turnover Rate	6.72	9.88	5.32	15.27	22.47
Asset coverage of Preferred Stock, end of period	295	294	299	297	280
Net Assets, net of Preferred stock, end of period ($ x 1,000)	195,395	194,390	199,361	196,952	179,792
Preferred Stock outstanding, end of period ($ x 1,000)	100,000	100,000	100,000	100,000	100,000

[a] *As required, effective October 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis, for debt securities on a daily basis The effect of this change for the period ended September 30, 2002 was to increase net investment income per share and decrease net realized and realized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data prior to October 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Calculated based on market value.*

[e] *Does not reflect the effect of dividends to Preferred Stockholders.*

[f] *The ratio of expenses to total average net assets, inclusive of the outstanding auction preferred stock, and the ratio of net investment income to total average net assets were .87% and 4.81%, respectively, for the year ended September 30, 2004, .88% and 5.02%, respectively, for the year ended September 30, 2003, .87% and 5.23%, respectively, for the year ended September 30, 2002, .91% and 5.21%, respectively, for the year ended September 30, 2001 and .94% and 5.49%, respectively, for the year ended September 30, 2000.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Income, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The fund's Common Stock trades on the American Stock Exchange under the ticker symbol DMF.

The fund has outstanding 2,000 shares of Series A and 2,000 shares of Series B Auction Preferred Stock ("APS"), with a liquidation preference of $25,000 per share (plus an amount equal to accumulated but unpaid dividends upon liquidation). APS dividend rates are determined pursuant to periodic auctions. Deutsche Bank Trust Company America, as Auction Agent, receives a fee from the fund for its services in connection with such auctions. The fund also compensates broker-dealers generally at an annual rate of .25% of the purchase price of the shares of APS placed by the broker-dealer in an auction.

The fund is subject to certain restrictions relating to the APS. Failure to comply with these restrictions could preclude the fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of APS at liquidation value.

The holders of the APS, voting as a separate class, have the right to elect at least two directors. The holders of the APS will vote as a separate class on certain other matters, as required by law. The fund has designated Whitney I. Gerard and George L. Perry to represent holders of APS on the fund's Board of Directors.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifica-tions. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in municipal debt securities are valued daily by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as deter-mined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general mar-ket conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities trans-actions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of premiums and discounts on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

(c) Dividends to shareholders of Common Stock ("Common Shareholder(s)"): Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more fre-quent basis to comply with the distribution requirements of the Internal

Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For Common Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) as defined in the dividend reinvestment plan.

On September 29, 2004, the Board of Directors declared a cash dividend of $.06 per share from investment income–net, payable on October 27, 2004 to Common Shareholders of record as of the close of business on October 13, 2004.

(d) Dividends to shareholders of APS: For APS, dividends are currently reset every 7 days for Series A. The dividend rate for Series B will be in effect until February 17, 2005. The dividend rates in effect at September 30, 2004 were as follows: Series A 1.50% and Series B 1.58%.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At September 30, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $998,129, accumulated capital losses $6,612,920 and unrealized appreciation $15,871,716.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to September 30, 2004. If not applied, $1,148,413 of the carryover expires in fiscal 2008, $619,742 expires in fiscal 2009, $1,413,550 expires in fiscal 2010, $360,799 expires in fiscal 2011 and $3,070,416 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended September 30, 2004 and September 30, 2003, were as follows: tax exempt income $16,047,145 and $15,262,192, respectively.

During the period ended September 30, 2004, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments and expired capital loss carryovers, the fund decreased accumulated undistributed investment income-net by $10,361, increased net realized gain (loss) on investments by $4,999,908 and decreased paid-in capital by $4,989,547. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2004, the fund did not borrow under the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .70 of 1% of the value of the fund's average daily net assets, inclusive of the outstanding auction preferred stock, and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage fees and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the fund, the fund may deduct from payments to be made to the Manager, or the Manager will bear, the amount of such excess to the extent required by state law. During the period ended September 30, 2004, there was no expense reimbursement pursuant to the Agreement.

(b) The fund compensates Mellon Bank, N.A. ("Mellon"), an affiliate of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2004, the fund was charged $42,031 pursuant to the transfer agency agreement.

The fund compensates Mellon under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2004, the fund was charged $20,187 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $169,021, custodian fees $3,433 and transfer agency per account fees $6,645.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2004, amounted to $18,838,468 and $23,744,516, respectively.

At September 30, 2004, the cost of investments for federal income tax purposes was $274,750,857; accordingly, accumulated net unrealized appreciation on investments was $15,871,716, consisting of $18,395,696 gross unrealized appreciation and $2,523,980 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Municipal Income, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Municipal Income, Inc., including the statement of investments, as of September 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of September 30, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Municipal Income, Inc. at September 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
November 11, 2004

Dividend Reinvestment Plan

Under the fund's Dividend Reinvestment Plan (the "Plan"), a Common Shareholder who has fund shares registered in his name will have all dividends and distributions reinvested automatically by Mellon, as Plan agent (the "Agent"), in additional shares of the fund at the lower of prevailing market price or net asset value (but not less than 95% of market value at the time of valuation) unless such Common Shareholder elects to receive cash as provided below. If market price is equal to or exceeds net asset value, shares will be issued at net asset value. If net asset value exceeds market price or if a cash dividend only is declared, the Agent, as agent for the Plan participants, will buy fund shares in the open market. A Plan participant is not relieved of any income tax that may be payable on such dividends or distributions.

A Common Shareholder who owns fund shares registered in nominee name through his broker/dealer (i.e., in "street name") may not participate in the Plan, but may elect to have cash dividends and distributions reinvested by his broker/dealer in additional shares of the fund if such service is provided by the broker/dealer; otherwise such dividends and distributions will be treated like any other cash dividend or distribution.

A Common Shareholder who has fund shares registered in his name may elect to withdraw from the Plan at any time for a $5.00 fee and thereby elect to receive cash in lieu of shares of the fund. Changes in elections must be in writing, sent to Mellon, c/o ChaseMellon Shareholder Services, Shareholder Investment Plan, P.O. Box 3338, South Hackensack, New Jersey 07606, should include the shareholder's name and address as they appear on the Agent's records and will be effective only if received more than ten business days prior to the record date for any distribution.

The Agent maintains all Common Shareholder accounts in the Plan and furnishes written confirmations of all transactions in the account. Shares in the account of each Plan participant will be held by the Agent in non-certificated form in the name of the participant, and each such participant's proxy will include those shares purchased pursuant to the Plan.

The fund pays the Agent's fee for reinvestment of dividends and distributions. Plan participants pay a pro rata share of brokerage commissions incurred with respect to the Agent's open market purchases in connection with the reinvestment of dividends or distributions.

The fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to notice of the change sent to Plan participants at least 90 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by the Agent on at least 90 days' written notice to Plan participants.

Managed Dividend Policy

The fund's dividend policy is to distribute substantially all of its net investment income to its shareholders on a monthly basis. In order to provide shareholders with a more consistent yield to the current trading price of shares of Common Stock of the fund, the fund may at times pay out less than the entire amount of net investment income earned in any particular month and may at times in any month pay out such accumulated but undistributed income in addition to net investment income earned in that month. As a result, the dividends paid by the fund for any particular month may be more or less than the amount of net investment income earned by the fund during such month. The fund's current accumulated but undistributed net investment income, if any, is disclosed in the Statement of Assets and Liabilities, which comprises part of the Financial Information included in this report.

Benefits and Risks of Leveraging

The fund utilizes leverage to seek to enhance the yield and net asset value of its Common Stock. These objectives cannot be achieved in all interest rate environments. To leverage, the fund issues Preferred stock, which pays dividends at prevailing short-term interest rates, and invests the proceeds in long-term municipal bonds. The interest earned on these investments is paid to Common Shareholders in the form of dividends, and the value of these portfolio holdings is reflected in the per share net asset value of the fund's common stock. In order to benefit

Common shareholders, the yield curve must be positively sloped: that is, short-term interest rates must be lower than long-term interest rates. At the same time, a period of generally declining interest rates will benefit Common Shareholders. If either of these conditions change, then the risk of leveraging will begin to outweigh the benefits.

Supplemental Information

During the period ended September 30, 2004, shareholders approved changes in the fund's fundamental investment policies to permit the fund to engage in swap transactions and to invest in other investment companies. Otherwise, during the period ended September 30, 2004, there were: (i) no material changes in the fund's investment objectives or fundamental investment policies, (ii) no changes in the fund's charter or by-laws that would delay or prevent a change of control of the fund, (iii) no material changes in the principal risk factors associated with investment in the fund, and (iv) no change in the person primarily responsible for the day-to-day management of the fund's portfolio.

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended September 30, 2004 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

PROXY RESULTS (Unaudited)

Holders of Common Stock and holders of Auction Preferred Stock ("APS") voted together as a single class (except as noted below) on a proposal presented at the annual shareholders' meeting held on May 21, 2004 as follows:

	Shares	
	For	Authority Withheld
To elect two Class II Directors:†		
Arthur A. Hartman	18,475,598	298,145
Whitney I. Gerard††	3,982	4

† The terms of these Class II Directors expire in 2007.
†† Elected solely by APS holders. Common shareholders were not entitled to vote.

Joseph S. DiMartino (61)
Chairman of the Board (1995)
Current term expires in 2005

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (2003)
Current term expires in 2006

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Lucy Wilson Benson (77)
Board Member (1988)
Current term expires in 2006

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (1994)
Current term expires in 2006

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

Whitney I. Gerard (69)
Board Member (1988)
Current term expires in 2007

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

Arthur A. Hartman (78)
Board Member (1989)
Current term expires in 2007

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

George L. Perry (70)
Board Member (1989)
Current term expires in 2005

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

A. PAUL DISDIER, Executive Vice President since March 2000.

Executive Vice President of the Fund, Director of Dreyfus Municipal Securities, and an officer of 3 other investment companies (comprised of 3 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since February 1988.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 87 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (98 investment companies, comprising 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. Mr. Connolly has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001. Mr. Connolly is 47 years old.

OFFICERS AND DIRECTORS
Dreyfus Municipal Income, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino, Chairman
Clifford L. Alexander, Jr.
Lucy Wilson Benson
David W. Burke
Whitney I. Gerard★
Arthur A. Hartman
George L. Perry★

★ *Auction Preferred Stock Directors*

Officers

President
   Stephen E. Canter
Vice President
   Mark N. Jacobs
Executive Vice Presidents
   Stephen R. Byers
   Joseph P. Darcy
Secretary
   Michael A. Rosenberg
Assistant Secretaries
   Robert R. Mullery
   Steven F. Newman
   Jeff Prusnofsky
Treasurer
   James Windels
Assistant Treasurers
   Gregory S. Gruber
   Kenneth J. Sandgren
Chief Compliance Officer
   Joseph W. Connolly

Portfolio Managers

Joseph P. Darcy
A. Paul Disdier
Douglas J. Gaylor

Portfolio Managers (continued)

Joseph A. Irace
Colleen A. Meehan
W. Michael Petty
Scott Sprauer
Bill Vasiliou
James Welch
Monica S. Wieboldt

Investment Adviser

The Dreyfus Corporation

Custodian

Mellon Bank, N.A.

Counsel

Stroock & Stroock & Lavan LLP

Transfer Agent, Dividend Disbursing Agent and Registrar

Mellon Bank N.A. (Common Stock)
Deutsche Bank Trust Company America
(Auction Preferred Stock)

Auction Agent

Deutsche Bank Trust Company America
(Auction Preferred Stock)

Stock Exchange Listing

AMEX Symbol: DMF

Initial SEC Effective Date

10/21/88

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—National Municipal Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

**Dreyfus
Municipal Income, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent
and Registrar
(Common Stock)**

Mellon Bank, N.A.
85 Challenger Road
Ridgefield Park, NJ 07660

Beginning with the fund's fiscal quarter ending December 31, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



0424AR0904